

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

March 21, 2017

<u>Via E-Mail</u>
Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202-1132

> **Re: Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 11, 2016**
> **File No. 001-13357**

Dear Mr. Wenger:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/Craig Arakawa

　　　　　　　　　　　　　　　　Craig Arakawa
　　　　　　　　　　　　　　　　Branch Chief
　　　　　　　　　　　　　　　　Office of Beverages, Apparel, and Mining